Date: March 22, 2024
To: All Canadian Securities Regulatory Authorities
Subject: SilverCrest Metals Inc.
Dear Sir/Madam: We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:
Meeting Type:	Annual General Meeting
Record Date for Notice of Meeting:	April 18, 2024
Record Date for Voting (if applicable):	April 18, 2024
Beneficial Ownership Determination Date:	April 18, 2024
Meeting Date:	June 12, 2024
Meeting Location (if available):	Vancouver, BC
Issuer sending proxy related materials directly to NOBO:	Yes
Issuer paying for delivery to OBO:	No

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	Yes
Beneficial Holders Stratification Criteria:	Not Applicable
NAA for Registered Holders	Yes
Registered Holders Stratification Criteria:	Not Applicable

Voting Security Details:
Description	CUSIP Number	ISIN
COMMON SHARES	828363101	CA8283631015
Sincerely, SILVERCREST METALS INC. /s/ Anne Yong Anne Yong Chief Financial Officer

570 Granville Street, Suite 501 Vancouver, BC Canada V6C 3P1
Tel: 604-694-1730 Fax: 604-357-1313 www.silvercrestmetals.com